Exhibit 99.1

[GRAPHIC OMITTED}
CONCHA Y TORO

Contacts in Santiago, Chile

Osvaldo Solar
Chief Financial Officer

Blanca Bustamante
Head of Investor Relations

Vina Concha y Toro S.A.
Tel: (56-2) 476-5026
Email: vcoir@conchaytoro.cl

www.conchaytoro.com


                                                           For Immediate Release
                                                          NOTICE TO SHAREHOLDERS

                          VINA CONCHA Y TORO ANNOUNCES
                             CHANGE IN THE ADS RATIO



Santiago, Chile, September 30, 2005. - Vina Concha y Toro S.A. (NYSE: VCO) would like to inform its shareholders and investors that, as of Monday October 3, 2005 the current ratio of one (1) ADS representing fifty (50) ordinary shares will be changed to one (1) ADS representing twenty (20) ordinary shares.

Therefore, as of October 3, 2005, Vina Concha y Toro's ADS quotation will correspond initially, to the closing quotation of September 30, 2005 divided by
2.5 (two and one half).


For more information
please contact:
Blanca Bustamante
Head of Investor Relations
Tel. 56-2-476 5026